Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

May 31, 2018

VIA EDGAR

Megan Miller

Securities and Exchange Commission (“SEC”)

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund (“Fund”)
(File No. 811-21519)

Ms. Miller:

This letter responds to a comment provided telephonically by you to the undersigned on May 30, 2018, regarding the registration statement of the Fund on Form N-2/A filed with the Securities and Exchange Commission (“SEC”) on May 25, 2018 (Accession No. 0000940394-18-001014). The comment and the Fund's response are set forth below.

Registration Statement

Comment: In the Financial Statements, the number -4.48 appearing under the column heading for “2017” and in the row heading for “Net realized and unrealized gain (loss)” should be 4.48.

Response: This change has been made and will appear in the 497 filing planned for May 31, 2018.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8445.

Very truly yours,

/s/ Scott E. Habeeb

Scott E. Habeeb

Vice President